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                               June 26, 2023

       Robert McKee
       Chief Executive Officer
       Kodiak Gas Services, Inc.
       15320 Highway 105 W, Suite 210
       Montgomery, TX 77356

                                                        Re: Kodiak Gas
Services, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed June 20, 2023
                                                            File No. 333-271050

       Dear Robert McKee:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 filed June 20,
2023

       Prospectus Summary
       Our Principal Stockholder, page 14

   1. We note your disclosure on page 14 explaining that on June 20, 2023, your board of directors approved a
590,000-for-1 stock split, which will take effect in connection with the offering, and it
appears that you have various conforming representations of the number of shares that
will be outstanding upon completing your offering.

                                                        Please revise the
historical financial statements to recast the share and per share details in the balance sheets,
statements of operations, statements of stockholders' equity, and the notes on pages F-15,
F-19, F-43, F-48, and F-49, as necessary to reflect or to describe as applicable the effects
of the stock split.
 Robert McKee
Kodiak Gas Services, Inc.
June 26, 2023
Page 2

      Please similarly revise or provide the corresponding details on page 19 of your Prospectus
      Summary, page 64 of the Pro Forma Financial Statements, as well as the footnote (1)
      reference on page 67, and pages 74 and 76 of MD&A.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at
(202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert McKee
                                                           Division of
Corporation Finance
Comapany NameKodiak Gas Services, Inc.
                                                           Office of Energy &
Transportation
June 26, 2023 Page 2
cc:       Matt Pacey, Esq.
FirstName LastName